Exhibit 99.1

Cenovus temporarily shuts down Foster Creek due to forest fire

Workers safely evacuated from operations as a precaution

Calgary, Alberta (May 25, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has safely evacuated all staff from its Foster Creek oil sands and Athabasca natural gas operations and shut down production as a precaution due to a forest fire on the Cold Lake Air Weapons Range (CLAWR) in northeastern Alberta.

The forest fire is currently burning about 25 kilometres south of Cenovus’s Foster Creek facility. There has been no damage to the Foster Creek infrastructure at this time. The decision to send staff home and shut down production on May 23 was primarily made because of the fire’s proximity to the only access road to the facilities.

“The safety of staff is our first priority and this was a massive coordinated effort that got 1,800 people off our site safely and quickly,” said John Brannan, Cenovus Executive Vice-President & Chief Operating Officer.  “It took significant teamwork and help from a number of outside organizations and I would like to thank everyone involved.”

Foster Creek, which is jointly owned with ConocoPhillips, has current average daily production of approximately 67,500 barrels per day (bbls/d) net to Cenovus (135,000 bbls/d gross). Total oil production across all of Cenovus’s assets averaged about 218,000 bbls/d net in the first quarter of 2015. The Athabasca natural gas operation currently produces about 20 million cubic feet per day (MMcf/d) of gas, most of which is used as fuel for Foster Creek.

The facilities were shut down in a safe and orderly manner. The restart of the facility will be entirely dependent on the status of the forest fire. Once the fire is under control and it is deemed safe to return to site, operations will resume as soon as possible.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. The company’s enterprise value is approximately $24 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations	Media
Kam Sandhar	Brett Harris
Director, Investor Relations	Media Lead
403-766-5883	403-766-3420

Graham Ingram	Reg Curren
Manager, Investor Relations	Senior Media Advisor
403-766-2849	403-766-2004

Anna Kozicky	Media Relations general line
Senior Analyst, Investor Relations	403-766-7751
403-766-4277

Steve Murray
Senior Analyst, Investor Relations
403-766-3382